FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

The Merger Agreement

As previously announced, on March 31, 2008, Teva Pharmaceutical Industries Limited (“Teva”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Bentley Pharmaceuticals, Inc., a Delaware corporation (“Bentley”), and Beryllium Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Teva (“Acquisition Sub”). Upon the terms and subject to the conditions of the Merger Agreement, at the effective time, Acquisition Sub will merge with and into Bentley, with Bentley continuing as the surviving corporation and a wholly owned subsidiary of Teva (the “Merger”).

Pursuant to the Merger Agreement, Teva is to pay an aggregate purchase price of approximately $360 million. At closing, Bentley will consist solely of its generic pharmaceutical operations, following the spin-off of Bentley’s drug delivery business to its stockholders. The purchase price is subject to possible reduction to compensate Teva for tax liabilities it may assume as a result of the spin-off.

Closing of the Merger is subject to certain conditions, including completion of the proposed spin-off of Bentley’s drug delivery business, antitrust approvals, the approval of Bentley’s stockholders, no material adverse change to Bentley and other customary closing conditions. Approval by Teva’s shareholders is not required. In connection with certain terminations, Bentley may be required to pay a termination fee to Teva equal to $13 million or a fixed expense reimbursement of $2 million (that would be credited against any $13 million termination fee, if such fee becomes payable).

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Voting Agreement

Concurrent with the execution and delivery of the Merger Agreement, Teva and Acquisition Sub entered into a Voting Agreement, dated as of March 31, 2008 (the “Voting Agreement”), with Michael McGovern, James Murphy and Elizabeth McGovern (the “Bentley Stockholders”). Pursuant to the Voting Agreement, the Bentley Stockholders agreed that until the termination of the Voting Agreement, the Bentley Stockholders will vote or cause to be voted the shares of Bentley common stock over which the Bentley Stockholders have voting power in favor of the approval and adoption of the Merger Agreement and the Merger.

At the time of signing, shares of Bentley common stock beneficially owned by the Bentley Stockholders subject to the Voting Agreement constituted approximately 13.8% of the total issued and outstanding shares of Bentley common stock.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement. A copy of the Voting Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of March 31, 2008, by and among Teva Pharmaceutical Industries Limited, Beryllium Merger Corporation and Bentley Pharmaceuticals, Inc.,

99.1	Voting Agreement, dated as of March 31, 2008, by and among Teva Pharmaceutical Industries Limited, Beryllium Merger Corporation, Michael McGovern, James Murphy and Elizabeth McGovern

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:	/s/ Dan Suesskind
Name:	Dan Suesskind
Title:	Chief Financial Officer

Date: April 3, 2008